1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 18, 2013

VIA EDGAR

Mr. Ed Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Mr. Bartz,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned and William Bielefeld on January 4, 2013 in connection with the proxy statement (the “Proxy Statement”) that was filed on December 28, 2012 by ING Emerging Markets Equity Dividend Fund (the “Fund”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: With respect to the section entitled “What is happening,” please explain how the fund was managed from September 6, 2012 through November 15, 2012.

Response:  The Registrant has revised the disclosure to clarify that ING Investment Management Asia Pacific (Hong Kong) Limited continued to provide sub-advisory services to the Fund until November 15, 2012.

2.              Comment:  With respect to the section entitled “Current Principal Investment Strategies,” please explain how derivatives are valued for purposes of the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in dividend producing equity securities of, or derivatives having economic characteristics similar to the equity securities of, issuers in emerging markets (“80% Policy”). Please confirm that notional value is not used to determine the value of derivatives for this purpose.

Response:  The Fund does not currently count investments in derivatives towards the satisfaction of the 80% Policy, but if it determines to count them in the future for this purpose, the Registrant confirms that the Fund will use market value.

3.              Comment:  With respect to the section entitled “Current Principal Investment Strategies,” and more specifically the criteria used to define emerging markets, please explain how the first and fourth criteria expose the issuer to the economic fortunes and risks of an emerging market country.

Response: The Registrant believes the criteria referenced above and contained in the Fund’s principal investment strategies, which define an issuer located in “a country with an emerging securities market” are consistent with the SEC’s proposed language for Rule 35d-1(a)(3) regarding “Names Indicating an Emphasis on Certain Countries or Geographic Regions” outlined in footnote 24 of Investment Company Act Release Number 24,828. The SEC indicated that it did not adopt the proposed language because the specific criteria enumerated in the proposed language could be too restrictive because there could be additional criteria that also would expose an investment company to the economic fortunes and risks of the geographic region indicated by the fund’s name. Therefore, the Registrant believes the factors contained in the Fund’s Prospectus adequately identify criteria that would expose the Fund to the economic risk of an issuer that is located in a country with an emerging securities market.

4.              Comment:  The Principal Investment Strategies disclosure for the Fund in the Proxy statement references market capitalization among the proprietary criteria that may be used in the quantitative screen to select potential investments by the Fund.  The disclosure does not indicate whether the Fund has a policy with respect to investing in securities within a particular range of market capitalization.  Please confirm whether the Fund has such a policy, and, if so, please include the policy in the disclosure.

Response:  The Fund does not have a policy to invest in securities within any particular range of market capitalization.  As described in the disclosure, the sub-adviser uses a quantitative screen to rank stocks for potential investment, which may (or may not) take into account several factors, including market capitalization.  To the extent the sub-adviser uses market capitalization as a factor in its application of the quantitative screen, the sub-adviser may screen for varying levels of market capitalization over time.

5.              Comment: Please more clearly disclose whether and to what extent the sub-advisory fee payable under the proposed sub-advisory agreement will be higher or lower than the current sub-advisory fee for the Fund.

Response:  The Fund has revised the disclosure to clarify that the sub-advisory fee payable to the sub-adviser under both the interim and proposed sub-advisory agreements would be the same, and would be lower than the sub-advisory fees payable under the arrangements with the former sub-adviser.  The Fund also has added a table setting forth the sub-advisory fee schedules payable under the current and interim arrangements as compared to the arrangements with the former sub-adviser.

6.              Comment:  Please provide an estimate of the expenses of the Proxy Statement, including printing, mailing and solicitation expenses.

Response:  The Fund has included the requested estimate in the Proxy Statement on page 20.

7.              Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose
Corey F. Rose
Associate
Dechert LLP

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 18, 2013

VIA EDGAR

Mr. Ed Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Mr. Bartz:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP